SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 7, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1332834	August 5, 2009
2.	HUG Regulatory Announcement	1332831	August 5, 2009
3.	HUG Regulatory Announcement	1332402	August 3, 2009
4.	HUG Regulatory Announcement	1332089	August 3, 2009
5.	Regulatory News Service Notice	6972W	August 3, 2009

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	14:05 05-Aug-2009
Number	HUG1332834

Holding(s) in Company

Elementis plc ('the Company')

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

4 August 2009

6. Date on which issuer notified:

5 August 2009

7. Threshold(s) that is/are crossed or reached:

Change in total holdings from 5.02% to 4.85%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 02418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 22,429,056

Number of Voting Rights 22,429,056

Resulting situation after the triggering transaction

Number of shares Direct 1,195,745

Number of voting rights Direct 1,195,745

Number of voting rights Indirect 20,525,785

% of voting rights Direct 0.27

% of voting rights Indirect 4.58

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 21,721,530

% of voting rights 4.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA Direct	997,505.00	0.22265
AXA IM UK Direct	198,240.00	0.04425
AXA IM UK Indirect	20,213,859.00	4.51179
AXA Rosenberg Indirect	311,926.00	0.06962
Total Direct	1,195,745	0.26689
Total Indirect	20,525,785	4.58142
Total	21,721,530	4.84831

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Kyere Tabiri

15. Contact telephone number: 020 7003 1510

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

5 August 2009

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:55 05-Aug-2009
Number	HUG1332831

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Elementis Ord Gbp0.05 (Sedol 0241854)
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	Cazenove Capital Management Limited
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	04/08/09
6. Date on which issuer notified:	05/08/09
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using	Situation previous to the triggering transaction	Resulting situation after the trig

the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	
			Direct	Direct xi	Indirect xii
GB0002418548 Ordinary	11,785,564	11,785,564	11,985,564	11,985,564	0

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may acquired if the instrument is exercised/ conve
N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instr

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to
CFD	N/A	N/A	N/A	10,449,713

Total (A+B+C)

Number of voting rights	Percentage of voting rights
22,435,277	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	N/A
15. Contact telephone number:	N/A

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

5 August 2009

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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Regulatory

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	16:04 03-Aug-2009
Number	HUG1332402

Holding(s) in Company

Elementis plc ('the Company')

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

2 August 2009

6. Date on which issuer notified:

3 August 2009

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 02418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 27,788,043

Number of Voting Rights 27,788,043

Resulting situation after the triggering transaction

Number of shares Direct 1,195,745

Number of voting rights Direct 1,195,745

Number of voting rights Indirect 21,311,866

% of voting rights Direct 0.27

% of voting rights Indirect 4.76

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 22,507,611

% of voting rights 5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company /Fund	Number of shares	% of issued share capital
AXA Direct	997,505.00	0.22265
AXA IM UK Direct	198,240.00	0.04425
AXA IM UK Indirect	20,095,859.00	4.48545
AXA Rosenberg Indirect	1,216,007.00	0.27142
Total Direct	1,195,745	0.26689
Total Indirect	21,311,866	4.75687
Total	22,507,611	5.02376

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Kyere Tabiri

15. Contact telephone number: 020 7003 1510

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

3 August 2009

---END OF MESSAGE---

This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

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Regulatory

SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Block listing Interim Review
Released	13:01 03-Aug-2009
Number	HUG1332089

Block listing Interim Review

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 3 August 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 February 2009 to 31 July 2009

4. Balance under scheme from previous return

6,201,321

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

6,201,321

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,022,799

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 3 August 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 February 2009 to 31 July 2009

4. Balance under scheme from previous return

2,037,830

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

2,037,830

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,022,799

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300
Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 3 August 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 February 2009 to 31 July 2009

4. Balance under scheme from previous return

538,207

5. Number of shares issued / allotted under scheme during period:

62,015

6. Balance under scheme not yet issued / allotted at end of period

476,192

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007
700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,022,799

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 3 August 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 February 2009 to 31 July 2009

4. Balance under scheme from previous return

1,623,588

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

1,623,588

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007
1,700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

448,022,799

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

---END OF MESSAGE---

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Company	Elementis PLC
TIDM	ELM
Headline	Interim Results 2009
Released	07:00 03-Aug-2009
Number	6972W07

RNS Number : 6972W
Elementis PLC
03 August 2009

3 August 2009

ELEMENTIS plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

Elementis plc, a Global Specialty Chemicals Company, announces its results for the six months ended 30 June 2009.

HIGHLIGHTS

- Both Specialty Products and Chromium* profitable in weak markets
- Management actions have reduced annualised costs by £16 million
- Deuchem successfully integrated into Specialty Products and meeting expectations
- Interim dividend maintained at 1.5 pence
- Strong balance sheet, current banking facilities in place until July 2011

* before exceptional costs

FINANCIAL SUMMARY

	2009	2008
Revenue	**£172.2m**	£186.9m
Operating profit**	**£5.6m**	£28.3m
Profit before tax**	**£2.2m**	£26.8m
Earnings per share**	**0.4p**	5.2p
Dividend to shareholders	**1.5p**	1.5p
Reported (loss)/ profit before tax	**£(30.2)m**	£26.8m
Reported (loss)/earnings per share	**(6.9)p**	5.2p

** before exceptional costs of £32.4 million

Commenting on the results, Group Chief Executive, David Dutro said:

"The first half of 2009 witnessed a highly challenging trading environment given the severity of the global economic downturn. In response, we have taken immediate action to reduce costs and adjust our manufacturing base to help offset the effects of lower customer demand. In Chromium, our decision to close the UK facility will strengthen the profitability and reduce the cyclical nature of the business going forward. In Specialty Products, the business has demonstrated its underlying quality by maintaining both market share and contribution margins in spite of a significant drop in customer demand, and we are particularly pleased with the performance in Asia of the Deuchem acquisition, made in July 2008. Our ability to actively participate in the fast growing Asia Pacific region has been significantly enhanced by the infrastructure and resources that this investment adds.

Trading patterns have improved during the latter part of the current reporting period, albeit at lower levels than the previous year, and, while there remains a degree of uncertainty in the current economic environment, trading nevertheless remains in line with our expectations. Going forward we are confident in our business model, which has been strengthened by the structural changes we have made, and we are demonstrating that confidence by maintaining the dividend at last year's level."

Ends

Enquiries

Elementis 020 7408 9300
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics 020 7831 3113
Andrew Dowler
Greg Quine

Chairman's statement

Our businesses have been severely impacted by the downturn in the global economy, which caused a steep reduction in demand for our products beginning in the final quarter of 2008. Since that time, we have undertaken a programme of actions to reduce costs and restructure our Chromium business in order to mitigate the effects of the downturn and position our businesses for success when the inevitable recovery takes place. During the first half of 2009 our core businesses have remained profitable and it is particularly pleasing to note that Deuchem, which was acquired in July 2008, is performing well and in line with management's expectations.

Results

Operating profit for the first half of 2009, before exceptional costs, was £5.6 million compared to £28.3 million in the previous year. On a constant currency basis, sales were 28 per cent lower than the previous year at £172.2 million, with a reduction in sales volumes being the main cause. Fully diluted earnings per share, before exceptional costs, was 0.4 pence compared to 5.2 pence in the previous year.

Reported earnings per share was a loss of 6.9 pence (2008: income of 5.2 pence)

after taking account of exceptional restructuring charges and one time hedging costs of £32.4 million.

Balance sheet

The Group continues to be adequately financed, with a ratio of net debt to EBITDA at 30 June 2009 of 1.8 and interest cover of 12.2 times, and our main banking facilities are not due to expire until July 2011. There has been some increase in net debt during the first half of 2009 due to the UK site closure programme and strategic purchasing of chrome ore raw materials, but we expect there to be a reduction in the second half of the year as the closure programme progresses.

Interim dividend

The Board is declaring an interim dividend of 1.5 pence per share which will be paid on 9 October 2009 to shareholders on the register on 11 September 2009. The Board concluded that maintaining the dividend was appropriate in spite of the downturn as it remains confident in the Group's strategy and expects to make progress as the economy recovers.

The Board

The composition of the Board has remained unchanged during the first half of the year and I feel that we have the right balance of skills and experience to guide the Group through the current challenging environment and beyond.

Health, safety and environment

I am happy to report that our activities in this important area of our business have continued to be of a high standard during the first half of 2009, with no significant incidents reported by any of our businesses.

Current trading and outlook

Trading patterns have improved during the latter part of the current reporting period, albeit at lower levels than the previous year, and, while there remains a degree of uncertainty in the current economic environment, trading nevertheless

remains in line with the Board's expectations.

Robert Beeston
Chairman
3 August 2009

Business review

Group Chief Executive's report

Overview

The severe slow down in the global economy has significantly impacted industrial and consumer activity and we have taken immediate action to reduce costs and adjust manufacturing to help offset the effects of lower customer demand. For the longer term, we are encouraged by the underlying strength of our Specialty Products business which has sustained both its market share and contribution margins during the first half of the year. In addition Deuchem, which was acquired by Specialty Products in July 2008 for a cash consideration of £38.5 million, has performed well and we are confident that we can leverage our expanded global platform to drive growth in the rapidly developing Asian economies, particularly China and India.

Elementis Specialty Products

Specialty Products provides solutions to our customers' problems through superior technical service, application support and technically advanced products. It is a key supplier to the coatings, oilfield, construction and cosmetics markets and made a significant step in expanding its presence in the faster growing Asian markets when it purchased Deuchem in July 2008. Since that time Deuchem has more than justified our decision to make this investment, both in terms of future opportunities for profitable growth, but also by showing a solid operating result in the first half of 2009, with operating margins over 10 per cent, while most end markets around the world have suffered significant declines in demand. We are delighted to have hired a talented general manager

in China to lead our Asian business and feel that we have a strong team in place to develop our combined business in that region.

Over the last three years Specialty Products has achieved underlying* operating margins of between 17 and 21 per cent, reflecting the inherent quality of the business. Unfortunately the magnitude of the current downturn, which has reduced our first half sales volumes by 29 per cent (excluding Deuchem) compared to the previous year, has meant that, even after reductions in fixed costs, operating margins were forced to decline to below 10 per cent. However, we are encouraged by the fact that contribution margins and market share have been relatively stable during the period, which means that profitability should be quickly restored when the eventual economic recovery takes place.

Elementis Chromium

The Chromium business aims to offer its customers competitively priced quality products, combined with good customer service and strong technical support. It has the largest market share in the chromium chemical industry and operates from modern, well invested facilities. Elementis Chromium's strategy is centred on reducing our sensitivity to cyclical fluctuations and consistently delivering more predictable and therefore higher quality earnings and cash flow. In practice, reducing volatility means utilising currency hedging programmes, locking in energy costs when appropriate and negotiating robust contracts for key raw materials, plus of course a best in class commercial team with good pricing discipline. Our chrome products are used in a wide range of markets and geographies, for example, we supply chrome oxide that is sold into the chrome metal market, which supplies alloys to the aerospace industry and electrical generator turbines in regions such as South Africa and China. Liquid chrome sulphate is used in leather treatment and chromic acid in timber treatment applications and metal finishing.

In the first half of 2009 the business has remained profitable despite sales

volumes being over 50 per cent down on the previous year, with the economic downturn impacting all of our major end markets. Solid progress has been made on the closure of the UK facility, which was announced in April, such that we have been able to further refine the closure cost estimates, and the evaluation and planning phase of the project is at an advanced stage. Production at the site ceased in July and sale of the remaining finished goods and realisation of the site working capital will take place during the second half of the year. We are confident that this site closure will strengthen the profitability and reduce the cyclical nature of the Chromium business going forward. During the period we have also been able to scale back production at our other facilities, utilising their more flexible plant configurations to adapt to lower customer demand. The business also decided to purchase all of its chrome ore requirements for 2009 during the latter part of 2008, in order to avoid potential supply chain risks from the significant slow down in global mining activity.

The first half of 2009 has been a difficult period for many businesses, including ourselves, but we remain confident in our business model and financial position and believe that the changes we have made to our cost structure and manufacturing base will allow us to emerge from this downturn positioned to deliver long term sustainable growth by preferentially investing in our Specialty Products business. Finally, in a period of economic turmoil such as this, the additional stresses on our employees are significant and I sincerely appreciate all of their efforts and commitment.

David Dutro
Group Chief Executive
3 August 2009

* adjusted for currency movements and acquisitions

Finance report

Revenue for the six months

ended 30 June	Revenue 2008 £million	Effect of exchange rates £million	Effect of 2008 acquisition £million	Increase/ (decrease) 2009 £million	**Revenue 2009 £million**
Specialty Products	81.5	21.1	23.4	(31.4)	**94.6**
Surfactants	25.6	4.6	-	(5.5)	**24.7**
Chromium	79.8	25.0	-	(51.9)	**52.9**
	186.9	50.7	23.4	(88.8)	**172.2**

Operating profit/(loss) for the six months ended 30 June			**2009**	
	2008 £million	**Before exceptional items £million**	**Exceptional items £million**	**After exceptional items £million**
Specialty Products	16.6	**6.0**	**-**	**6.0**
Surfactants	0.5	**0.0**	**-**	**0.0**
Chromium	13.9	**2.9**	**(27.7)**	**(24.8)**
Central costs	(2.7)	**(3.3)**	**(4.7)**	**(8.0)**
	28.3	**5.6**	**(32.4)**	**(26.8)**

Group results

Group results for the first half of 2009 have been severely impacted by the downturn in the global economy, which has led to a significant reduction in customer demand and therefore sales volumes across the Group. In response to this, the management team has taken early action to reduce costs through a combination of workforce reduction, salary and hiring freezes, plant shutdowns and controls on non-essential spending. These actions will reduce annualised fixed costs by approximately £16 million (of which approximately 70 per cent are considered to be permanent structural changes) with most of the benefit in 2009 being weighted towards the second half of the year.

Group revenue was £172.2 million in the first half of 2009 compared to £186.9 million in the previous year, a decrease of 8 per cent, or 37 per cent excluding currency movements and acquisitions. Group operating profit before exceptional

items in the first half of 2009 was £5.6 million compared to £28.3 million in the previous year, and lower sales volumes were the main driver of the year on year change.

The Group also recorded a one time charge of £32.4 million in the first half of the year relating to the closure of the Eaglescliffe UK chromium facility and one time costs of cancelling excess currency hedging contracts. This charge has been classified as an exceptional item in the Condensed consolidated income statement.

Specialty Products

Revenue in Specialty Products for the first half of 2009 was £94.6 million versus £81.5 million in the same period last year, an increase of 16 per cent. The acquisition of Deuchem in July 2008 added £23.4 million of sales in the current period and excluding this, plus changes due to currency movements, sales were lower by 31 per cent. This was almost entirely due to a reduction in sales volumes affecting all major market segments and geographies with little differentiation among the major categories. Despite this, pricing and contribution margins were relatively stable compared to the previous year and there appears to have been no material loss of market share in the period.

Deuchem had a strong performance, in the circumstances, with an operating margin of over 10 per cent and sterling sales for the first half of the year approximately 15 per cent higher than the same period last year, which was before the acquisition was made.

Operating profit for the first half of 2009 was £6.0 million compared to £16.6 million in the previous period and the reduction in sales volumes was by far the largest contributor to the decline. Responding to this, the business took action in the first part of the year to reduce fixed costs through workforce reductions, production cutbacks and controls on non-essential spending. This is expected to reduce annualised costs by approximately £9 million, although less than half of

this was evident in the first half of 2009 due to implementation costs and timing. Other costs, such as raw materials and energy, were relatively stable.

Chromium

Revenue in Chromium for the first half of 2009 was £52.9 million compared to £79.8 million in the same period last year, which is a decrease of 34 per cent, or 49 per cent on a constant currency basis. Sales volumes were lower by over 50 per cent compared to the previous year and volumes in Europe were lower by over 60 per cent due to a significant fall in chrome oxide sales for aerospace alloys, ceramic pigments and refractory linings. European sales were also impacted by the return of Chinese competition, which had been absent for much of 2008 due to the Beijing Olympics and changes in Chinese tax regulations on exports, and is one of the trends that has led to the decision to close the UK facility. Elsewhere, sales volumes in North America were lower by 45 per cent and in Asia Pacific by 56 per cent. Sales to leather tanning and timber treatment fared relatively better with volume declines of approximately 35 per cent each.

Operating profit before exceptional items for the first half of 2009 was £2.9 million compared to £13.9 million in the same period last year. Lower sales volumes were the main cause of the decline while contribution margins remained relatively stable. The UK manufacturing facility was being prepared for closure during the first half of 2009, following the announcement of a strategic review in February of this year, and this led to some inefficiencies during the period as the plant maximised production in order to consume its remaining raw materials in time for a mid year shutdown. In the rest of the business actions were taken in the first part of the year to reduce fixed costs through reductions in the workforce, production cutbacks and controls on non-essential spending. These actions are expected to reduce annualised costs by approximately £5 million. Otherwise average raw material costs were marginally higher than the same period last year, but this was offset by slightly higher selling prices, following increases in 2008, and by lower energy costs where energy is purchased up to one year ahead under the business' hedging

programme.

Surfactants

Surfactants' revenue for the first half of 2009 was £24.7 million compared to £25.6 million in the same period last year, which is a decrease of 4 per cent, or 18 per cent on a constant currency basis. As is the case in the other businesses, lower volumes were the main cause of the decline in sales and all major market sectors were impacted. The overall reduction in sales was less severe than for other Group businesses because Surfactants has a relatively higher proportion of its sales in more defensive markets, such as household consumables.

The business broke even at the operating level in the first half of 2009 compared to an operating profit of £0.5 million in the previous year. Reductions in hydrocarbon based raw material costs and tight controls over fixed costs helped to mitigate the impact of lower sales volumes.

Central costs

Central costs are costs that are not identifiable as expenses of a particular business and comprise of expenditures of the Board of Directors and the corporate office. In the first half of 2009 central costs, before exceptional items, were £3.3 million compared to £2.7 million in the previous period with currency movements accounting for most of the increase.

Exceptional items

Total exceptional costs of £32.4 million consist of £27.7 million charged to the Chromium business and £4.7 million charged to central costs

Chromium

Following a strategic review at the beginning of the year, it was announced on 29 April 2009 that the Eaglescliffe chromium plant in the UK would close, with production ceasing during July 2009. As a result, an exceptional charge of £27.7 million has been recorded in the period. Included within the charge is £16.3

million related to the anticipated site remediation costs, being the current estimate calculated in conjunction with external consultants on the basis of an ongoing full site survey. The bulk of these costs will be incurred over the next two years. Employee costs of £5.0 million relate to severance payments and employee operating costs associated with the shutdown of the plant. Exceptional hedging costs of £4.5 million relate to the cost of reversing forward exchange contracts that were taken out in 2008 in anticipation of foreign currency cash flows arising from sales made from Eaglescliffe in the second half of 2009. A £1.9 million charge has been incurred in respect of engineering stores and writing down projects that would have been capitalised in the period were the plant to have remained open. Of the total charge of £27.7 million approximately £11.0 million is expected to be spent in cash in 2009, of which approximately £7.0 million will be financed by the release of working capital at the site.

Central costs

The Group hedges its currency exposure in any year by entering into forward contracts during the second half of the previous year for up to 80 per cent of the estimated exposure. The significant downturn in sales volumes that took place towards the end of 2008 caused the Group to have more forward contracts than underlying exposure during the first half of the year. The cost of cancelling these excess contracts was £4.7 million and has been recorded in central costs as an exceptional item.

Net finance costs

Net finance costs were £1.9 million higher than for the previous period at £3.4 million. This was due to the impact of increased debt, mainly as a result of the acquisition of Deuchem in July 2008 and an increase in the net interest costs on pension scheme assets and liabilities which together outweighed lower interest rates in the period. Interest cover, the ratio of operating profit before exceptional items to interest on net borrowings, was 12.2 times (2008: 13.7 times).

Taxation

The Group's tax charge consists of a provision for tax on profits before exceptional items of £0.4 million and a credit of £0.1 million relating to exceptional items. This provision is based on the likely tax payable in those jurisdictions where profits arise. In the prior year the provision was based on the full year's estimated percentage tax rate (14 per cent). The full year tax rate in 2009 on profits before exceptional items is expected to be approximately 30 per cent, but is very sensitive to the final mix of profits for the year.

Earnings per share

Basic and diluted earnings per share calculated on the reported loss after exceptional items of £30.5 million were a loss of 6.9 pence per share (2008: 5.2 pence income per share). Pre-exceptional earnings per share, based on earnings of £1.8 million, was 0.4 pence per share (2008: 5.2 pence income per share).

Cash flow

Cash flow is summarised below:

	30 June 2009 £million	30 June 2008 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation (EBITDA)	**12.4**	33.8
Change in working capital	**(17.7)**	(21.1)
Pension	**(1.9)**	(3.7)
Interest and tax	**(3.7)**	(0.7)
Exceptional items	**(5.5)**	-
Other	**0.6**	0.2
Capital expenditure	**(5.2)**	(4.4)
	(21.0)	4.1
Distribution to shareholders	**(6.2)**	(6.2)
Currency fluctuations	**14.7**	0.5
	(12.5)	(1.6)
Net borrowings at start of period	**(63.9)**	(16.2)
Net borrowings at end of period	**(76.4)**	(17.8)

Net borrowings were £76.4 million at 30 June 2009, which is £58.6 million

higher than at the same time last year, mainly as a result of the Deuchem and Yuhong acquisitions made in July 2008 for £42.2 million. During the current period net borrowings increased by £12.5 million due to lower levels of operating cash flow, caused by the volume led decline in earnings plus working capital movements offset by a positive currency revaluation of £14.7 million. The majority of net borrowings are denominated in US dollars. Actions have been taken in all businesses to reduce working capital in response to lower customer demand, however, the benefits of these actions will only become apparent in the second half of the year for two reasons. Firstly, as part of the closure programme of the UK chromium facility, the plant has operated at high rates in the first half of the year in order to consume the remaining raw materials at the site to facilitate a shutdown in July 2009. As a result of this, inventories have not decreased in the first six months of the year as much as they otherwise would have, with a consequent impact on cash flow, but will reduce further in the second half as the finished goods at the site are sold. Secondly, the Chromium business purchased all of its annual chrome ore raw material requirements for the current year during the latter part of 2008 in order to avoid potential supply chain risks from the significant slow down in global mining activity that has occurred recently. This meant that payments for chrome ore that would normally be made throughout the year were mostly made in the first half, reducing cash flow for the first six months but benefiting it for the rest of the year. Capital spending has also been reduced in light of the economic downturn and this will also become evident in the second half of the year, as the first half included some committed spending on infrastructure in Specialty Products.

Balance sheet

	30 June 2009 £million	30 June 2008 £million
Tangible fixed assets	**105.3**	96.3
Other net assets	**162.3**	168.9
	267.6	265.2
Equity	**191.2**	247.4
Net borrowings	**76.4**	17.8

	267.6	265.2
Gearing[1]	**29%**	7%

[1] the ratio of net borrowings to equity plus net borrowings

Within net assets, inventory days increased to 107 days (June 2008: 89 days) reflecting the increase in inventory within the Chromium business as part of the closure of the Eaglescliffe facility and the strategic purchasing of chrome ore towards the end of 2008. Debtor days were 57 (2008: 53 days) and creditor days 57 (2008: 59 days) as of June 2009. Working capital has increased to £98.6 million (2008: £73.7 million) with the majority of the movement accounted for by the acquisition in July 2008 of Deuchem (£11.5 million) and currency movements of £8.8 million.

The net debt: EBITDA ratio at 30 June 2009 is 1.8 (2008: 0.3) and remains well within banking covenant requirements.

The main sterling currency exchange rates in the period were:

	2009	**2009**	2008	2008
	30 June	**Average**	30 June	Average
US dollar	**1.65**	**1.47**	1.99	1.99
Euro	**1.17**	**1.10**	1.26	1.30

The majority of the Group's assets are denominated in US dollars. Elementis uses US dollar and euro borrowings to mitigate the currency translation exposure on its assets denominated in foreign currencies, subject to the provisions of IAS 39 in respect of hedge accounting. Profits of overseas operations are translated at average rates in each period and, in the first half of 2009, the average US dollar rate and the average euro rate have strengthened by 26 per cent and 15 per cent respectively against sterling compared to the same period last year. Currency hedging costs of £3.4 million (2008: £2.4 million cost) have been allocated to the businesses for segmental reporting and included within administrative expenses in the Condensed consolidated income statement.

Pension

Typically the Group performs a full valuation of the pension schemes at the year end. However, following a mid year review of the key assumptions used in the year end valuation, the Company decided to recognise an increased pension deficit of £71.2 million (December 2008: £49.3 million). The main causes of this increase were the fall in corporate bond yields and increase in inflation expectations during the period. Discussions are currently in progress with the Trustees of the UK pension scheme in order to agree a revised funding plan based upon the triennial valuation made at 30 September 2008. These discussions will be concluded by the end of the year.

Principal risks and uncertainties

The Group has policies, processes and systems in place to help identify, evaluate and manage risks at all levels throughout the organisation. Certain key risks, because of their size, likelihood and/or severity, are reviewed regularly by the senior management team and at Board level, to ensure that appropriate action is taken to eliminate, reduce or mitigate, wherever practicable, significant risks that can lead to financial loss, harm to reputation or business failure. The principal risks and uncertainties faced by the Group, which could impact the second half of the year, can be found in the Company's 2008 Annual report and accounts on page 13. There has been no significant development in these principal risks and uncertainties other than the global economic downturn and the extent of customer destocking that followed have been more severe and prolonged than the Company had anticipated. Nonetheless, the Company has taken action on fixed costs, capital expenditure and working capital to mitigate the effects of the downturn and ensure that the Group is positioned to exploit the eventual economic recovery. The Company has also revised its earnings and cash flow forecasts for the remainder of the year based on a cautious assessment of the extent and speed of the general economic recovery. An update on the EU Commission's competition law investigation, announced in the preliminary results statement in February 2009, is given in note 12 to these interim financial statements.

Going concern

The Group's principal source of funding, a £150 million syndicated revolving credit facility, is not due for renewal before July 2011 and, after having made appropriate, preliminary enquiries, the directors are not aware of any matter that might suggest that refinancing the facility will not be possible at or before the date of renewal.

The directors have considered (i) the principal risks and uncertainties faced by the Group, as described above, (ii) the fact that the Group is well financed and operates well within its banking covenants and (iii) the Group's latest business and cash flow forecasts which have been revised to reflect current trading conditions. In addition, the directors have reviewed rolling 12 month forecasts of the Group's bank covenant position and cash requirements, and held preliminary discussions on the Company's dividend policy going forward. Having taken all these matters into account, the directors are satisfied that the Company and Group have adequate resources to continue to operate for the foreseeable future, and therefore have continued to adopt the going concern basis in preparing these interim financial statements.

Interim dividend

An interim dividend of 1.5p per share will be paid on 9 October 2009 to shareholders on the register on 11 September 2009.

Cautionary statement

The Elementis plc interim results announcement for the half year ended 30 June 2009, which is comprised of the Chairman's statement, the Group Chief Executive's report and Finance report (which taken together constitute the Business review or Interim management report) and the interim financial statements and accompanying notes (incorporating a Condensed consolidated balance sheet at 30 June 2009, Condensed consolidated income statement, Condensed consolidated statement of comprehensive

income, Condensed consolidated cash flow statement and Condensed consolidated statement of changes in equity, each for the six months ended 30 June 2009) (altogether "Half-yearly financial report"), contains information which viewers or readers might consider to be forward looking statements relating to or in respect of the financial condition, results, operations or businesses of Elementis plc. Any such statements involve risk and uncertainty because they relate to future events and circumstances. There are many factors that could cause actual results or developments to differ materially from those expressed or implied by any such forward looking statements. Nothing in this Half-yearly financial report should be construed as a profit forecast.

Related party transactions

There were no material related party transactions entered into during the first half of the year and there have been no material changes to the related party transactions disclosed in the Company's 2008 Annual report and accounts on page 71.

Directors' responsibility statements

The directors, all of whom are shown on page 21 of the Company's 2008 Annual report and accounts, confirm that to the best of their knowledge:

- The condensed set of financial statements set-out in this Half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

- The interim management report contained in the Business review in this Half-yearly financial report includes a fair review of the information required by:

  - DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of the important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the

principal risks and uncertainties for the remaining six months of the year.

o DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in related party transactions described in the 2008 Annual report and accounts that could have a material effect on the financial position or performance of the entity during the first six months of the current financial year.

Approved by the Board on 3 August 2009 and signed on its behalf by:

David Dutro	Brian Taylorson
Group Chief Executive	Finance Director
3 August 2009	3 August 2009

Independent review report to Elementis Plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the Half-yearly financial report for the six months ended 30 June 2009 which comprises the
Condensed consolidated income statement, Condensed consolidated balance sheet, Condensed consolidated statement
of comprehensive income, Condensed consolidated cash flow statement, Condensed consolidated statement of changes in equity and the related explanatory notes. We have read the other information contained in the Half-yearly financial report and considered whether it contains any apparent mis-statements or material inconsistencies with the information in the condensed set

of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules (the 'DTR') of the UK's Financial Services Authority (the 'UK FSA'). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this Half-yearly financial report has been prepared in accordance with IAS 34 - Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review

procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Myles Thompson
For and on behalf of KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London
EC4Y 8BB
3 August 2009

Condensed consolidated income statement
for the six months ended 30 June 2009

	Note	**2009 Six months ended 30 June £million**	2008 Six months ended 30 June £million	2008 Year ended 31 December £million
Revenue	3	172.2	186.9	400.5
Cost of sales		(140.8)	(120.8)	(286.1)
Gross profit		31.4	66.1	114.4
Distribution costs		(25.1)	(21.2)	(43.5)
Administrative expenses		(33.1)	(16.6)	(39.4)
Operating profit before		5.6	28.3	52.0

exceptional items				
Exceptional items		(32.4)	-	(20.5)
Operating (loss)/profit	3	(26.8)	28.3	31.5
Finance income	4	0.3	0.5	1.8
Finance costs	5	(3.7)	(2.0)	(5.3)
Profit before tax and exceptional items		2.2	26.8	48.5
Exceptional items		(32.4)	-	(20.5)
(Loss)/profit before income tax	3	(30.2)	26.8	28.0
Tax	7	(0.3)	(3.7)	(8.2)
(Loss)/profit for the period		(30.5)	23.1	19.8
Attributable to equity holders of the parent		(30.5)	23.1	19.8
Earnings per share				
Basic (pence)	8	(6.9)	5.2	4.5
Diluted (pence)	8	(6.9)	5.2	4.5

Condensed consolidated statement of comprehensive income

for the six months ended 30 June 2009

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	200 Yea ende 31 Decem be £millio
(Loss)/profit for the period	(30.5)	23.1	19.
Other comprehensive income:			
Exchange differences on translation of foreign operations	(29.8)	2.3	65.
Actuarial loss on pension and other post retirement schemes	(27.9)	-	(25.5
Deferred tax associated with pension and other post retirement schemes	-	-	8.
Movement in cash flow hedges	16.7	(0.6)	(16.8
	(41.0)	1.7	31.
Total comprehensive income for the period	(71.5)	24.8	51.
Attributable to equity holders of the parent	(71.5)	24.8	51.

Condensed consolidated balance sheet

at 30 June 2009

	2009 30 June £million	2008 30 June £million	2008 31 December £million
Non-current assets			
Goodwill and other intangible assets	**201.4**	148.4	227.3
Property, plant and equipment	**105.3**	96.3	121.2
Interests in associates and other investments	**0.1**	0.1	0.1
Total non-current assets	**306.8**	244.8	348.6
Current assets			
Inventories	**84.8**	58.9	100.6
Trade and other receivables	**63.4**	70.1	78.2
Cash and cash equivalents	**14.3**	57.3	33.6
Total current assets	**162.5**	186.3	212.4
Total assets	**469.3**	431.1	561.0
Current liabilities			
Bank overdrafts and loans	**(7.2)**	-	(15.7)
Trade and other payables	**(49.6)**	(55.3)	(82.9)
Derivatives	**(8.8)**	(3.3)	(22.4)
Current tax liabilities	**(1.8)**	(6.3)	(5.7)
Provisions	**(16.2)**	(0.1)	-
Total current liabilities	**(83.6)**	(65.0)	(126.7)
Non-current liabilities			
Loans and borrowings	**(83.5)**	(75.1)	(81.8)
Retirement benefit obligations	**(71.2)**	(17.9)	(49.3)
Deferred tax liabilities	**(10.0)**	(6.3)	(10.3)
Provisions	**(27.7)**	(17.8)	(21.8)
Government grants	**(1.3)**	(1.4)	(1.6)
Total non-current liabilities	**(193.7)**	(118.5)	(164.8)
Total liabilities	**(277.3)**	(183.5)	(291.5)
Net assets	**192.0**	247.6	269.5
Equity			
Share capital	**22.4**	22.4	22.4
Share premium	**5.8**	5.6	5.8
Other reserves	**103.1**	68.5	115.6
Retained earnings	**59.9**	150.9	124.5
Equity attributable to equity holders of the			

parent	**191.2**	247.4	268.3
Minority equity interests	**0.8**	0.2	1.2
Total equity and reserves	**192.0**	247.6	269.5

Condensed consolidated cash flow statement

for the six months ended 30 June 2009

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	2008 Year ended 31 December £million
Operating activities:			
(Loss)/profit for the period	**(30.5)**	23.1	19.8
Adjustments for:			
Finance income	**(0.3)**	(0.5)	(1.8)
Finance costs	**3.7**	2.0	5.3
Tax	**0.3**	3.7	8.2
Depreciation and amortisation	**6.9**	5.5	12.4
(Decrease)/increase in provisions	**(0.6)**	1.0	1.3
Pension contributions net of current service cost	**(1.9)**	(3.7)	(7.1)
Share based payments	**0.6**	0.4	0.8
Exceptional items	**32.3**	-	20.5
Cash flow in respect of exceptional items	**(5.5)**	-	-
Operating cash flows before movements in working capital	**5.0**	31.5	59.4
Decrease/(increase) in inventories	**7.2**	(8.8)	(27.7)
Decrease/(increase) in trade and other receivables	**3.5**	(15.9)	9.5
(Decrease)/increase in trade and other payables	**(28.4)**	3.6	13.7
Cash generated by operations	**(12.7)**	10.4	54.9
Income taxes (paid)/received	**(2.8)**	0.9	(1.3)
Interest paid	**(1.2)**	(1.6)	(5.0)
Net cash (used in)/from operating activities	**(16.7)**	9.7	48.6
Investing activities:			
Interest received	**0.3**	0.6	2.3
Disposal of property, plant and equipment	**-**	-	0.3
Purchase of property, plant and equipment	**(5.2)**	(4.4)	(13.1)
Proceeds from sale of property, plant and equipment	**-**	0.2	
Acquisition of business			

	-	(0.5)	(32.1
Disposal of associate and minority interest	**0.6**	-	-
Net cash used in investing activities	**(4.3)**	(4.1)	(42.6
Financing activities:			
Issue of shares	**-**	0.5	0.7
Purchase of own shares	**-**	(2.0)	(2.0
Dividends paid	**(6.2)**	(6.2)	(12.8
Increase in borrowings	**9.6**	50.7	29.2
Net cash from financing activities	**3.4**	43.0	15.1
Net (decrease)/increase in cash and cash equivalents	**(17.6)**	48.6	21.1
Cash and cash equivalents at beginning of period	**33.6**	8.4	8.4
Foreign exchange on cash and cash equivalents	**(1.7)**	0.3	4.1
Cash and cash equivalents at end of period	**14.3**	57.3	33.6

Condensed consolidated statement of changes in equity

for the six months ended 30 June 2009

	Share capital £million	Share premium £million	Other reserves £million	Retained earnings £million	Total £million	Minority interest £million	£
At 1 January 2009	22.4	5.8	115.6	124.5	268.3	1.2	
Loss for the period	-	-	-	(30.5)	(30.5)	-	
Other comprehensive income:							
Exchange differences	-	-	(29.8)	-	(29.8)	(0.1)	
Actuarial loss on pension scheme	-	-	-	(27.9)	(27.9)	-	
Movement in cash flow hedges	-	-	16.7	-	16.7	-	
Transactions with owners:							
Share based payments	-	-	0.6	-	0.6	-	
Dividends paid	-	-	-	(6.2)	(6.2)	-	
Disposal of minority	-	-	-	-	-	(0.3)	

interest							
At 30 June 2009	**22.4**	**5.8**	**103.1**	**59.9**	**191.2**	**0.8**	

	Share capital £million	Share premium £million	Other reserves £million	Retained earnings £million	Total £million	Minority interest £million	e £m
At 1 January 2008	22.3	5.2	66.4	136.0	229.9	0.7	:
Profit for the period	-	-	-	23.1	23.1	-	
Other comprehensive income:							
Exchange differences	-	-	2.3	-	2.3	-	
Movement in cash flow hedges	-	-	(0.6)	-	(0.6)	-	
Transactions with owners:							
Issue of shares	0.1	0.4	-	-	0.5	-	
Share based payments	-	-	0.4	-	0.4	-	
Dividends paid	-	-	-	(6.2)	(6.2)	-	
Purchase of own shares	-	-	-	(2.0)	(2.0)	-	
Purchase of minority interest	-	-	-	-	-	(0.5)	
At 30 June 2008	22.4	5.6	68.5	150.9	247.4	0.2	:

Notes to the interim financial statements for the six months ended 30 June 2009

1 General Information

Elementis plc ('the Company') and its subsidiaries (together, 'the Group') manufactures specialty chemicals. The Group has operations in the US, UK, Belgium, The Netherlands, Germany, China, Taiwan and Malaysia. The Company is a limited liability company incorporated and domiciled in England, UK and is listed on the London Stock Exchange.

During the year the Group adopted IAS 1 Presentation of Financial Statements which has introduced a number of terminology changes and resulted in changes to presentation and disclosure.

The following standards have also been adopted:

IFRS 2 Amendment regarding vesting conditions and cancellations

IFRS 8 Operating segments

IAS 23 (revised) Borrowings costs

Amendments to IAS 32 Financial instruments: Presentation

IFRIC 14 IAS 19 The limit of a defined benefit asset, minimum funding requirements and their interaction

IAS 39 Amendments to IAS 39 and IFRS 7

None of the revised standards have an impact on the reported results or financial position of the Group.

This condensed set of financial statements (also referred to as 'interim financial statements') has been prepared in accordance with IAS 34 *Interim Financial Reporting* as adopted by the EU.

As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the year ended 31 December 2008, except when new or revised accounting standards have been applied.

The comparative figures for the financial year ended 31 December 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of

emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Accounting estimates and judgements

The preparation of these interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expense, assets and liabilities. The significant estimates and judgements made by management were consistent with those applied to the consolidated financial statements for the year ended 31 December 2008.

3 Segment reporting

For management purposes the Group is currently organised into three operating divisions - Specialty Products, Surfactants and Chromium. Principal activities are as follows:

Specialty Products - production of rheological additives, compounded products and colourants.

Surfactants - production of surface active ingredients.

Chromium - production of chromium chemicals.

	Six months ended 30 June 2009			Six months ended 30 June 2008		
	Gross	**Inter-segment**	**External**	Gross	Inter-segment	External
	£million	**£million**	**£million**	£million	£million	£million
Revenue						
Specialty Products	**95.5**	**(0.9)**	**94.6**	81.5	-	81.5
Surfactants	**24.7**	**-**	**24.7**	25.6	-	25.6
Chromium	**52.9**	**-**	**52.9**	79.8	-	79.8
	173.1	**(0.9)**	**172.2**	186.9	-	186.9

All revenues relate to the sale of goods

Six months ended 30 June 2009		20(
Before	**After**	S
		montl

	exceptional Items £million	exceptional items £million	exceptional items £million	end 30 Ju £millic
Segment result				
Specialty Products	**6.0**	**-**	**6.0**	16
Surfactants	**0.0**	**-**	**0.0**	0
Chromium	**2.9**	**(27.7)**	**(24.8)**	13
Central costs	**(3.3)**	**(4.7)**	**(8.0)**	(2.'
	5.6	**(32.4)**	**(26.8)**	28
Finance income	**0.3**	**-**	**0.3**	0
Finance costs	**(3.7)**	**-**	**(3.7)**	(2.(
Profit/ (loss) before tax	**2.2**	**(32.4)**	**(30.2)**	26

	Year ended 31 December 2008 Revenue			Year ended 31 December 2008 Segment result		
	Gross £million	Inter-segment £million	External £million	Before exceptional items £million	Exceptional items £million	Aft exception: iten £millio
Specialty Products	181.5	-	181.5	29.1	-	29.
Surfactants	51.1	-	51.1	0.5	-	0.
Chromium	168.6	(0.7)	167.9	27.7	(20.5)	7.
Central costs	-	-	-	(5.3)	-	(5.:
	401.2	(0.7)	400.5	52.0	(20.5)	31.
Finance income	-	-	-	1.7	-	1.
Finance costs	-	-	-	(5.2)	-	(5.2
Profit before tax	-	-	-	48.5	(20.5)	28.

4 Finance income

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	200 Yea ende 31 Decembe £millio
Interest on bank deposits	**0.3**	0.5	1.

5 Finance costs

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £ million	200 Yea ende 31 Decembe £millio
Expected return on pension scheme assets	**(12.6)**	(14.3)	(27.9
Interest on pension scheme liabilities	**14.7**	14.3	28.
Pension and other post-retirement liabilities	**2.1**	0.0	0.
Interest on bank loans	**1.2**	1.6	4.
Unwind of discount on provisions	**0.4**	0.4	0.
	3.7	2.0	5.

6 Exceptional items

	2009 Six months ended 30 June £ million	2008 Six months ended 30 June £ million	2008 Year ended 31 December £ million
Impairment on property, plant and equipment	**(1.9)**	-	(20.5)
Site remediation	**(16.3)**	-	-
Exceptional hedging costs	**(9.2)**	-	-
Employee costs	**(5.0)**	-	-
	(32.4)	-	(20.5)
Tax credit on exceptional items	**0.1**	-	-
	(32.3)	-	(20.5)

Exceptional items are those which, in management's judgement, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.

7 Tax

The provision for tax on profits before exceptional items of £0.4 million (2008: £3.7 million) is based on the likely tax payable in those jurisdictions where

profits arise. In 2008 the provision was based on an estimate of the full year's tax rate (13.8 per cent). There is a tax credit on exceptional items of £0.1 million.

8 Earnings per share

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	31 Dec £i
Earnings for the purposes of basic earnings per share	**(30.5)**	23.1	
Exceptional items net of tax	**32.3**	-	
Adjusted earnings	**1.8**	23.1	
	Number(m)	Number(m)	Num
Weighted average number of shares for the purposes of basic earnings per share	**443.2**	441.8	
Effect of dilutive share options	**0.1**	1.1	
Weighted average number of shares for the purposes of diluted earnings per share	**443.3**	442.9	

	2009 Six months ended 30 June pence	2008 Six months ended 30 June pence	31 Dec
Earnings per share:			
Basic	**(6.9)**	5.2	
Diluted	**(6.9)**	5.2	
Basic before exceptional items	**0.4**	5.2	
Diluted before exceptional items	**0.4**	5.2	

9 Dividends

The following dividends were declared and paid by the Group:

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	31
Dividends paid on ordinary shares	**6.2**	6.2	

An interim dividend of 1.5 pence per share (2008: 1.5 pence) has been declared by the Board

of Directors and will be paid on 9 October 2009 to shareholders on the register at 11 September 2009.

10 Pension

A full update to the valuation of the Group's pension schemes will be performed at the end of the year. As a result of ongoing volatility within the key assumptions for valuing the schemes, the Company obtained from its actuaries an estimate of the deficit at 30 June 2009 and have recognised an actuarial loss of £27.9 million (2008: nil). The provision for retirement benefit obligations increased from £49.3 million at December 2008 to £71.2 million (2008: £17.9 million).

11 Movement in net borrowings

	2009 Six months ended 30 June £million	2008 Six months ended 30 June £million	2008 Year ended 31 December £million
Change in net borrowings resulting from cash flows			
(Decrease)/increase in cash and cash equivalents	**(17.6)**	48.6	21.1
Increase in borrowings	**(9.6)**	(50.7)	(29.5)
	(27.2)	(2.1)	(8.4)
Acquisition of business	**-**	-	(14.1)
Currency translation differences	**14.7**	0.5	(25.2)
Increase in net borrowings	**(12.5)**	(1.6)	(47.7)
Net borrowings at beginning of period	**(63.9)**	(16.2)	(16.2)
Net borrowings at end of period	**(76.4)**	(17.8)	(63.9)

12 Contingent liabilities

In March 2009, Elementis received a Statement of Objections from the European Commission, following its competition law investigation relating to certain heat stabiliser products. The Company and its affiliates no longer manufacture such products and have not done so since 1998, when the Company disposed of its 50% joint venture interest in Akcros Chemicals to Akzo Nobel, the other 50% joint venture owner. Elementis submitted a written

response to the Statement of Objections in May 2009 and presented its position at an oral hearing that took place in June. The Company is vigorously defending its position that the Commission is precluded from imposing any fine on Elementis or its affiliates. Nevertheless, it is possible that the Company will incur liabilities and related costs as a result of allegations made in the Statement of Objections, the extent of which, if any, cannot be quantified now. Under the EU Commission's fining guidelines, a fine could amount up to 30 per cent of the turnover generated with the products concerned multiplied by the number of years during which a cartel was deemed to exist with an absolute upper limit of 10 per cent of Group-wide turnover. Elementis' policy is to conduct its business in full compliance with all applicable competition laws.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

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